Mailstop 3561

August 2, 2007

<u>Via U.S. Mail</u>

Michael F. Rickert
Vice President, Chief Financial Officer and Treasurer
Discover Bank
12 Read's Way
New Castle, DE 19720

Re: Discover Card Master Trust I
Form 10-K for the fiscal year ended November 30, 2006
Filed February 15, 2007
File No. 000-23108

Dear Mr. Rickert,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                            Sincerely,

                                                            Max A. Webb
                                                            Assistant Director

cc: Ellen Marks, Esq.
        Latham & Watkins
        via facsimile: 312/993-9767